UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

New Beginnings Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64222H100

(CUSIP Number)

New Beginnings Sponsor, LLC

800 1st Street, Unit 1

Miami Beach, FL 33139

(917) 592-7979

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64222H100	SCHEDULE 13D	Page 1 of 8 Pages

1	NAME OF REPORTING PERSONS New Beginnings Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER (1) 3,366,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER (1) 3,366,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON (1) 3,366,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 22.6%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 2,821,000 shares of the Issuer’s common stock, $0.0001 par value (“Common Stock”), as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248944) and (ii) 545,000 shares of the Issuer’s Common Stock underlying units (each unit consisting of one share of Common Stock and one-half of one warrant to purchase one share of Common Stock), acquired pursuant to a Unit Subscription Agreement by and between the Reporting Person and the Issuer. New Beginnings Sponsor, LLC (the “Sponsor”) is the record holder of the securities reported herein. Russell W. Galbut and Michael S. Liebowitz are the managing members of the Sponsor and the Chairman, and Chief Executive Officer and Director, respectively, of the Issuer. Such individuals may be deemed the beneficial owner of the shares held by the Sponsor and have voting and dispositive control over such securities. Each of Mr. Galbut and Mr. Liebowitz disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein, directly or indirectly.

CUSIP No. 64222H100	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Russell W. Galbut
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER (1) 3,366,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER (1) 3,366,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON (1) 3,366,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 22.6%
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 2,821,000 shares of the Issuer’s common stock, $0.0001 par value (“Common Stock”), as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248944) and (ii) 545,000 shares of the Issuer’s Common Stock underlying units (each unit consisting of one share of Common Stock and one-half of one warrant to purchase one share of Common Stock), acquired pursuant to a Unit Subscription Agreement by and between the Reporting Person and the Issuer. New Beginnings Sponsor, LLC (the “Sponsor”) is the record holder of the securities reported herein. Russell W. Galbut and Michael S. Liebowitz are the managing members of the Sponsor and the Chairman, and Chief Executive Officer and Director, respectively, of the Issuer. Such individuals may be deemed the beneficial owner of the shares held by the Sponsor and have voting and dispositive control over such securities. Each of Mr. Galbut and Mr. Liebowitz disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein, directly or indirectly.

CUSIP No. 64222H100	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Michael S. Liebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER (1) 3,366,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER (1) 3,366,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON (1) 3,366,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 22.6%
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 2,821,000 shares of the Issuer’s common stock, $0.0001 par value (“Common Stock”), as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248944) and (ii) 545,000 shares of the Issuer’s Common Stock underlying units (each unit consisting of one share of Common Stock and one-half of one warrant to purchase one share of Common Stock), acquired pursuant to a Unit Subscription Agreement by and between the Reporting Person and the Issuer. New Beginnings Sponsor, LLC (the “Sponsor”) is the record holder of the securities reported herein. Russell W. Galbut and Michael S. Liebowitz are the managing members of the Sponsor and the Chairman, and Chief Executive Officer and Director, respectively, of the Issuer. Such individuals may be deemed the beneficial owner of the shares held by the Sponsor and have voting and dispositive control over such securities. Each of Mr. Galbut and Mr. Liebowitz disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein, directly or indirectly.

CUSIP No. 64222H100	SCHEDULE 13D	Page 4 of 8 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of New Beginnings Acquisition Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 800 1st Street, Unit 1, Miami Beach, Florida 33139.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by New Beginnings Sponsor, LLC (the “Sponsor”), Russell W. Galbut and Michael S. Liebowitz (together, the “Reporting Persons”, each a “Reporting Person”).

(b)	The principal business address of the Reporting Persons is 800 1st Street, Unit 1, Miami Beach, Florida 33139.

(c)	The Sponsor’s sole business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering (the “IPO”). Mr. Galbut is a managing member of the Sponsor and the Chairman of the Board of the Issuer. Mr. Liebowitz is the other managing member of the Sponsor and the Chief Executive Officer and Director of the Issuer.

(d)	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	The Sponsor is a Delaware limited liability company. Mr. Galbut and Mr. Liebowitz are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Funds for the purchase of securities reported herein were derived from available working capital of the Sponsor. The Reporting Person paid the Issuer $25,000 for the Founder Shares (as defined in Item 4) and $5,450,000 for the Private Units (as defined in Item 4).

Item 4. Purpose of Transaction.

Founder Shares

Pursuant to the terms of the Securities Subscription Agreement, dated September 4, 2020 (the “Founder Shares Subscription Agreement”), between the Sponsor and the Issuer, the Sponsor purchased 2,156,250 shares (“Founder Shares”) of common stock, par value $0.0001 per share (“Common Stock”), of the Issuer for an aggregate purchase price of $25,000 in cash, or approximately $0.012 per share. On October 20, 2020, the Issuer effected a stock dividend resulting in the Sponsor holding an aggregate of 2,875,000 Founder Shares.

Private Units

On November 3, 2020, the Issuer completed the IPO of 10,000,000 units (“Units”). On November 9, 2020, the underwriters partially exercised the over-allotment option to purchase 1,000,000, and on November 12, 2020, the underwriters fully exercised the over-allotment option to purchase the remaining 500,000 Units pursuant to their over-allotment option. Each Unit consists of one share of Common Stock and one redeemable warrant (“Public Warrants”), each Public Warrant entitling the holder thereof to purchase one share of Common Stock at an exercise price of $11.50 per share, subject to adjustment. Simultaneously with the consummation of the IPO, pursuant to the Unit Subscription Agreement, dated as of October 29, 2020 (the “Private Units Subscription Agreement”), between the Sponsor and the Issuer, the Sponsor purchased 500,000 units (“Private Units”) for an aggregate price of $5,000,000 in a private placement. In connection with the underwriters exercise of their over-allotment option the Sponsor purchased an additional 45,000 private units for an aggregate price of $450,000.

CUSIP No. 64222H100	SCHEDULE 13D	Page 5 of 8 Pages

Each Private Unit consists of one share of Common Stock and one warrant (“Private Warrants”, and together with the Public Warrants, the “Warrants”), each Private Warrant entitling the holder to purchase one share of Common Stock at an exercise price of $11.50 per share. The Private Units are identical to the Units, except that if held by the initial purchasers or any of their permitted transferees, the Private Warrants (i) may be exercised on a cashless basis and (ii) are not subject to redemption. If the Private Units are held by holders other than the initial purchasers or their permitted transferees, then the Private Warrants will be redeemable by the Issuer and exercisable by the holders on the same basis as the Public Warrants. In addition, the Private Units (and the securities underlying the Private Units) will, subject to certain limited exceptions, be subject to transfer restrictions until after the completion of the Issuer’s initial Business Combination (as defined below).

Working Capital Loans

The Reporting Persons or the Issuer’s officers, directors or initial stockholders, or their respective affiliates, may, but are not obligated to, loan the Issuer funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the Issuer’s initial Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the notes may be converted into units at a price of $10.00 per unit (“Working Capital Units”). The Working Capital Units, if any, would be identical to the Private Units. The terms of such loans, if any, have not been determined.

Warrant Agreement

The Warrants are governed by the terms of the Warrant Agreement, dated as of October 29, 2020 (the “Warrant Agreement”), between the Issuer and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent. Each Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as described therein, at any time (A) commencing on the later of: (i) 30 days after the consummation by the Issuer of a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities (“Business Combination”), or (ii) twelve (12) months from the date of the closing of the IPO, and (B) terminating at the earliest to occur of (x) 5:00 p.m., New York City time on the date that is five (5) years after the date on which the Issuer completes its initial Business Combination, (y) the liquidation of the Issuer and (z) the date the Issuer elects to redeem all Warrants subject to redemption.

Registration Rights

Pursuant to the Registration Rights Agreement, dated as of October 29, 2020 (the “Registration Rights Agreement”), among the Issuer, the Sponsor and certain other securityholders, the holders of the Founder Shares, the Private Units (and underlying securities) and any Working Capital Units (and underlying securities), including any warrants, shares of capital stock or other securities of the Issuer issued as a dividend or other distribution with respect to or in exchange for or in replacement of such securities (collectively, the “Registrable Securities”), including the Sponsor, are entitled to make up to three demands that the Issuer register such securities. In addition, the holders of the Registrable Securities, including the Sponsor, have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s consummation of an initial Business Combination.

Letter Agreement

On October 29, 2020, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Reporting Person and the other parties thereto (collectively, the “Insiders”).

CUSIP No. 64222H100	SCHEDULE 13D	Page 6 of 8 Pages

Under the Letter Agreement, among other matters, the Insiders, including the Reporting Persons, agreed with the Issuer to:

(i)	waive their redemption rights with respect to any Founder Shares, any placement shares and any public shares held by them in connection with the completion of the Issuer’s initial Business Combination;

(ii)	waive their redemption rights with respect to their Founder Shares, any placement shares and public shares in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (“Certificate of Incorporation”) (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s initial Business Combination or amendments to the Issuer’s charter prior thereto or to redeem 100% of the Issuer’s public shares if the Issuer does not complete its initial Business Combination within 12 months from the closing of the IPO (or 18 months from the closing of IPO if the Issuer extends the period of time to consummate a business combination up to two times, each by an additional three months, subject to the Sponsor depositing additional funds into the trust account as described in the Issuer’s registration statement on Form S-1 (File No. 333-248944) (the “Registration Statement”)) or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity;

(iii)	waive their rights to liquidating distributions from the trust account with respect to their Founder Shares and placement shares if the Issuer fails to complete its initial Business Combination within 12 months from the closing of the IPO (or 18 months from the closing of IPO if the Issuer extends the period of time to consummate a business combination up to two times, each by an additional three months, subject to the Sponsor depositing additional funds into the trust account as described in the Issuer’s Registration Statement), although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete its initial Business Combination within the prescribed time frame; and

(iv)	vote any Founder Shares and shares underlying the Placement Units held by them and any public shares purchased during or after this offering (including in open market and privately negotiated transactions) in favor of the Issuer’s initial Business Combination.

The foregoing summary of certain terms of the Founder Shares Subscription Agreement, the Private Units Subscription Agreement, the Warrant Agreement, the Registration Rights Agreement and the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are incorporated by reference as Exhibits 1-5 to this Schedule 13D.

Except as set forth herein, neither of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review the Reporting Person’s investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to the Reporting Persons’ investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	and (b) As described in Item 4, the Reporting Persons may be deemed the beneficial owner of 3,366,000 shares of Common Stock, consisting of (i) 2,821,000 shares of Common Stock issuable upon conversion of Founder Shares and (ii) 545,000 shares of Common Stock included in the Private Units, in each case directly held by the Reporting Person, representing approximately 22.6% of the outstanding shares of Common Stock (including the shares of Common Stock issuable upon conversion of the Founder Shares). This does not include shares issuable upon exercise of the Private Warrants included in the Private Units, because the Private Warrants are not exercisable within the following 60 days.

CUSIP No. 64222H100	SCHEDULE 13D	Page 7 of 8 Pages

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 14,920,000 shares of Common Stock outstanding as of December 10, 2020, as reported by the Issuer in its Current Report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission on December 14, 2020.

By virtue of their control of the Sponsor, Mr. Galbut and Mr. Liebowitz have the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the shares of Common Stock beneficially owned by the Sponsor.

(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1	Founder Shares Subscription Agreement, dated September 4, 2020, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-248944), filed with the Securities and Exchange Commission on September 21, 2020).

2	Unit Subscription Agreement, dated October 29, 2020, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-248944), filed with the Securities and Exchange Commission on October 22, 2020).

3	Warrant Agreement, dated October 29, 2020, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-248944), filed with the Securities and Exchange Commission on October 22, 2020).

4	Registration Rights Agreement, dated October 29, 2020 among the Issuer, the Sponsor and certain other securityholders (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-248944), filed with the Securities and Exchange Commission on October 22, 2020).

5	Letter Agreement, dated October 29, 2020, among the Issuer, the Reporting Persons and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-248944), filed with the Securities and Exchange Commission on October 22, 2020).

6	Joint Filing Agreement, dated as of February 11, 2021, among the Reporting Persons.*

7	Power of Attorney for the Sponsor (incorporated by reference to Exhibit 24 to the Form 3 filed by the Sponsor on October 29, 2020).

8	Power of Attorney for Michael Liebowitz (incorporated by reference to Exhibit 24 to the Form 3 filed by Michael Liebowitz on October 29, 2020).

9	Power of Attorney for Russell W. Galbut (incorporated by reference to Exhibit 24 to the Form 3 filed by Russell W. Galbut on October 29, 2020).

*	Filed herewith.

CUSIP No. 64222H100	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

NEW BEGINNINGS SPONSOR, LLC

By:	/s/ Michael S. Liebowitz*
	Name:	Michael S. Liebowitz
	Title:	Managing Member

By:	/s/ Russell W. Galbut*
	Name:	Russell W. Galbut
	Title:	Managing Member

/s/ Michael S. Liebowitz*
Michael Liebowitz

/s/ Russell W. Galbut*
Russell W. Galbut

By:	/s/ Winthrop P. Rutherfurd*
	Name:	Winthrop P. Rutherfurd
	Title:	Attorney-in-Fact